Morari, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Morari, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 10, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2023	2022
ASSETS		
Current Assets		
Cash and Cash Equivalents	653,265	350,630
Total Current Assets	653,265	350,630
Non-current Assets		
Intangible Assets: Patents, net of Accumulated Amortization	70,948	59,060
Total Non-Current Assets	70,948	59,060
TOTAL ASSETS	724,213	409,690
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	240,310	297,532
Preferred Stock Payable	-	422,153
Total Current Liabilities	240,310	719,685
Long-term Liabilities		
Note Payable - Related Party	100,000	-
Accrued Interest - Note Payable	1,765	-
Total Long-Term Liabilities	101,765	-
TOTAL LIABILITIES	342,074	719,685
EQUITY		
Common Stock	50	50
Preferred Stock	30	17
Additional Paid in Capital	2,988,544	1,649,983
Accumulated Deficit	(2,606,486)	(1,960,045)
Total Equity	382,138	(309,995)
TOTAL LIABILITIES AND EQUITY	724,213	409,690

Statement of Operations

	Year Ended December 31,	
	2023	2022
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	2,847	33,759
General and Administrative	147,382	202,965
Research and Development	522,177	927,662
Total Operating Expenses	672,405	1,164,386
Operating Income (loss)	(672,405)	(1,164,386)
Other Income		
Interest Income	2,166	-
Grant Income	21,000	-
Other	4,564	-
Total Other Income	27,730	-
Other Expense		
Interest Expense	1,765	-
Other	-	-
Total Other Expense	1,765	-
Earnings Before Income Taxes	(646,440)	(1,164,386)
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	(646,440)	(1,164,386)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(646,440)	(1,164,386)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(55,458)	297,170
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(55,458)	297,170
Net Cash provided by (used in) Operating Activities	(701,898)	(867,216)
INVESTING ACTIVITIES		
Patents	(11,888)	(9,204)
Net Cash provided by (used by) Investing Activities	(11,888)	(9,204)
FINANCING ACTIVITIES		
Issuance of Preferred Stock	916,421	-
Proceeds for Future Stock Issuance	-	422,152
Proceeds from SAFE Notes	-	62,500
Proceeds from Founder	100,000	-
Net Cash provided by (used in) Financing Activities	1,016,421	484,652
Cash at the beginning of period	350,630	742,398
Net Cash increase (decrease) for period	302,634	(391,768)
Cash at end of period	653,264	350,630
Cash Paid for Interest	-	-
Cash Paid for Income Taxes	-	-
NON-CASH FINANCING ACTIVITIES		
Conversion of SAFE Notes to Preferred Stock	-	(1,000,000)

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock: Series Seed-1		Series Seed-2		Series Seed-3a		Series Seed-3b		Series Seed-4				
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2022	5,000,000	50	565,216	6	-	-	-	-	-	-	-	-	649,994	(795,659)	(145,609)
Conversion of SAFE Notes	-	-	-	-	1,086,956	11	-	-	-	-	-	-	999,989	-	1,000,000
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,164,386)	(1,164,386)
Ending Balance 12/31/2022	5,000,000	50	565,216	6	1,086,956	11	-	-	-	-	-	-	1,649,983	(1,960,045)	(309,995)
Issuance of Series Seed-3a	-	-	-	-	-	-	458,652	5	-	-	-	-	422,148	-	422,153
Issuance of Series Seed-3b	-	-	-	-	-	-	-	-	176,730	2	-	-	208,419	-	208,421
Issuance of Series Seed-4	-	-	-	-	-	-	-	-	-	-	643,646	6	707,994	-	708,000
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	(646,440)	(646,440)
Ending Balance 12/31/2023	5,000,000	50	565,216	6	1,086,956	11	458,652	5	176,730	2	643,646	6	2,988,544	(2,606,485)	382,139

Morari, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Morari, Inc. ("the Company") was originally formed on August 29th, 2017, as a Minnesota Limited Liability Company prior to converting to a Delaware Corporation on May 14th, 2020. The Company is primarily engaged in the development of wearable technologies that address unmet needs in the sexual health and wellness market. The Company has developed a chemical-free wearable patch for the treatment of premature ejaculation (PE). PE is the most prevalent male sexual dysfunction, estimated to affect 30% of men worldwide. In the absence of PE, an additional 40% of men would prefer to last longer. The Company has completed proof of concept testing, developed a Bluetooth enabled prototype, completed an early feasibility study, and filed several patents for a wearable treatment solution.

The Company's product is based on existing technologies; however, the commercialization success depends on regulatory approvals and timeliness of those approvals. A key step that the Company will take is to submit the product to the U.S. Food and Drug Administration (FDA) to obtain safety clearance.

The Company has had formal communications with the FDA on its testing plan and intended product use. These communications resulted in agreement on the Company's planned approach. The Company is in the process of raising capital to fund remaining product development activities, complete regulatory testing, gain regulatory approvals, hire key positions, and prepare for product launch.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023 and 2022, the Company had respective cash balances of $501,865 and $350,630 within one account. This cash was held within a financial institution with the standard deposit insurance coverage limit of $250,000, resulting in total uninsured cash balances of $251,865 and $100,630 as of December 31, 2023 and 2022, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Intangible Assets

The Company's intangible assets consist of patents and are recorded at cost less accumulated amortization and impairment losses on a systematic basis over their useful lives ranging from 14 – 17 years. As of December 31, 2023, two patents have been issued and six patents are pending. Management plans to begin amortization when the commercial product is available, anticipated to be late 2024. The total ending balance of these assets was $70,948 and $59,060 as of December 31, 2023 and 2022, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Minnesota. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

The Company has filed its 2023 and 2022 tax returns as of the date of these financials.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In December 2023, the Company entered into a loan agreement with its founder for $100,000 with an interest rate of 8.00% and maturity in 2 years; however, repayment shall begin 12 months after the Company receives FDA clearance which has yet to occur in 2023. Because such clearance may be received in 2024, the earliest repayment date would start in 2025. The total ending balance of this loan, including principal and accrued interest, was $101,765 as of December 31, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2022 and 2021, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements had a maturity date of December 31, 2023 and carried no interest. Following the Company's equity financing event, the agreements provided the right

of the investor to equity in the form of the same series of Preferred Stock sold in an amount equal to the SAFE Purchase Price divided by either (i) the price-per-share equal to the Valuation Cap of $10M divided by the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements, or (ii) the price-per-share of the Preferred Stock sold during the equity financing event multiplied by a Discount Rate of 80%, whichever calculation resulted in a greater number of shares. In 2022, a total of $1,000,000 worth of SAFE agreements converted into 1,086,956 shares of Series Seed-2 Preferred Stock.

Please see Note 3 regarding a note from the Company's founder.

Debt Summary

				For the Year Ended December 2023			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Note Payable	100,000	8%	N/A	-	100,000	100,000	1,765
Total				**-**	**100,000**	**100,000**	**1,765**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	-
2025	48,008
2026	51,992
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

Upon incorporation, the Company authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. In June 2020, the Company filed its first amended and restated certificate of incorporation to authorize a total of 10,000,000 shares of Common Stock and 565,216 shares of Preferred Stock with the same par value of $0.00001 per share. In October 2022, the Company filed its second amended and restated certificate of incorporation to authorize a total of 6,652,172 shares of Common Stock, 565,216 shares of Series Seed-1 Preferred Stock, and 1,086,956 shares of Series Seed-2 Preferred Stock, all with a par value of $0.00001 per share. In November 2023, the Company filed its third amended and restated certificate of incorporation to authorize a total of 8,198,498 shares of Common Stock, 565,216 shares of Series Seed-1 Preferred Stock, 1,086,956 shares of Series Seed-2 Preferred Stock, 458,652 shares of Series Seed-3a Preferred Stock, 176,730 shares of Series Seed-3b Preferred Stock, and 910,944 shares of Series Seed-4 Preferred Stock, all with a par value of $0.00001 per share.

A total of 5,000,000 shares of Common Stock were issued and outstanding as of December 31, 2023 and 2022.

Voting: Holders of Common Stock are entitled to one vote per share.

Dividends: Holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

A total of 565,216 shares of Series Seed-1 Preferred Stock and 1,086,956 shares of Series Seed-2 Preferred Stock were issued and outstanding as of December 31, 2023 and 2022 (please see Note 5 regarding the conversion of SAFE agreements). Throughout 2022, the Company received cash disbursements for the issuance of 437,403 shares of Series Seed-3a, and 10,079 shares of Series Seed-3b Preferred Stock; however, the Company did not file its third amended and restated certificate of incorporation with the state of Delaware authorizing such shares until November 2023, resulting in a Preferred Stock Payable liability of $422,153 as of December 31, 2023. The Company subsequently recorded the issuance of such shares in 2023 following the filing of its amended certificate of incorporation. As a

result, a total of 458,652 shares of Series Seed-3a Preferred Stock, 176,730 shares of Series Seed-3b Preferred Stock, and 643,646 shares of Series Seed-4 Preferred Stock were issued and outstanding as of December 31, 2023. No such shares of the aforementioned series of Preferred Stock were issued or outstanding as of December 31, 2022.

Voting: Holders of Preferred Stock have 1 vote for every share of Common Stock they could own if converted. For this purpose, each holder of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion.

Dividends: Holders of Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative. As of December 31, 2023 and 2022, no dividends had been declared.

Conversion: Holders of Preferred Stock have the right to convert shares into Common Stock at a rate of 1-to-1 at the discretion of the shareholder or automatically in change of control events.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are entitled to receive prior to, and in preference to, any distribution to holders of Common Stock in the amount of their original investment plus any dividends declared but unpaid to the extent funds are available.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 10, 2024, the date these financial statements were available to be issued.

In February 2024, the Company received a $141,600 loan from the Minnesota Department of Employment and Economic Development ("DEED"). The loan bears interest at 1% annually and requires monthly payments of interest only for 36 months, followed by 47 monthly payments of $1,505 and a balloon payment in the final month (84th month), of $75,194.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses for an unknown period of time despite generating positive working capital in 2023. During the next twelve months, the Company intends to finance its operations with funds from capital investment. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

Supplier Concentration

Supplier concentration risk refers to the potential vulnerability an entity faces when there is a high level of dependence upon a limited number of suppliers for its goods, materials, or services. A change in suppliers may lead to operational disruption and a possible loss of sales. Although the Company has yet to generate revenue, management has engaged one supplier to manufacture its products. The Company's management has identified alternative suppliers and believes there is no immediate risk of production instability once FDA approval is received.